UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Statement
☑ Form C/A: Amendment to Offering Statement
　　☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Banaia, Inc., DBA Ponder

Legal status of issuer

　　Form
　　Corporation

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　July 20, 2012

Physical address of issuer
1010 Wilshire Blvd, Suite 1800, Los Angeles, CA 90017

Website of issuer
www.ponderapp.co

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2.0% of the Securities being issued in this Offering to Purchasers.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00 per unit

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$32,552.00	$40,705.00
Cash & Cash Equivalents	$12,281.00	$10,740.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$509,328	$85,732
Long-term Debt	$0.00	$0.00
Revenues/Sales	$698.00	$3,245.00
Cost of Goods Sold	$0.00	$14.00
Taxes Paid	$0.00	$0.00
Net Income	-$648,333.00	-$517,869.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 11, 2019

FORM C-A

Up to $1,070,000.00

Banaia, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C-A, supersedes the Form C originally filed on December 23, 2018 (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Banaia, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Simple Agreement for Future Equity (SAFEs) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued to Investors in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds to Company
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Portal LLC dba "Republic" will receive an issuance of securities in an amount equal to 2% of the total amount of Securities being issued to Investors in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ponderapp.co no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is February 11, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.ponderapp.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Banaia, Inc. (the "Company") is a Delaware Corporation, formed on July 20, 2012. The Company was formerly known as Spritzr. The Company is currently also conducting business under the name of Ponder.

The Company is located at 1010 Wilshire Blvd, Suite 1800, Los Angeles, CA 90017.

The Company's website is www.ponderapp.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our company creates game-like mobile apps for making referrals, for job, business, and dating purposes. We earn money by the people being referred paying us for the match. We give a portion of the takings to the person making the referral.

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of Crowd SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1,00
Minimum investment amount per investor	$100.00
Offering deadline	March 31, 2019
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Portal LLC dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated sufficient revenue to cover our operating costs, do not foresee generating enough revenue in the near future to cover our operating costs and therefore rely on external financing.
We are a startup Company and our business model currently focuses on building innovative products and growing market share rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will not be sufficient to satisfy our contemplated cash requirements through approximately December 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our business.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Our company currently has 2 employee. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will

require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The company has accrued significant liabilities that need to be paid off in the coming months.
Failure to complete a capital raise to cover all liabilities may result in legal action on the part of the vendors owed. The company also has debt in the form of convertible notes and a bridge note. The outstanding convertible notes are for a principal amount of $769,500, and will convert into equity on completion of the Company's next equity pricing, and with a maturity date of June 30th 2019. Note that the GAAP financials show a figure lower by $25000, as a separate convertible note was raised around the time of the end of the period covered by the GAAP financials. The bridge note is for a total repayment of $220,000, with a maturity date of June 30th, 2019. Failure to repay this debt will risk litigation being brought against the company and may cause the Company to become insolvent. Note that this bridge note is not shown in the GAAP financials as it occurred after June 30th, 2018.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Our databases' security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by ensuring strong passwords, restricted access among team members, and multi-signatures required in sensitive areas.

Our future global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

Our future international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Himanshu Agarwal and Hooman Imani who are Chief Executive Officer and Chief Technology Officer of the Company respectively. The Company has or intends to enter into employment agreements with Mr. Agarwal and Mr. Hooman Imani although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Agarwal and Imani or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be

expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient additional capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Himanshu Agarwal and Hooman Imani in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Mr. Agarwal and Mr. Imani die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or profits and losses on which to make your investment decision.

Additionally, we have not had our financial statements reviewed by a third-party CPA. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and potentially in various foreign jurisdictions in the future.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social

media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changing regulations around the use of cryptocurrencies poses risk to the Company.
The use of cryptocurrency as a future feature within the business could be curtailed in certain jurisdictions, requiring additional engineering work to decouple the applications from the cryptocurrency. The Company started a cryptocurrency sale in 2018 but later rescinded this. There may be liability in the future due to this crypto-currency sale.

Bitcoin and other crypto assets currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoins and other crypto assets in one or more countries.

Although currently Bitcoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Bitcoins or to exchange Bitcoins for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until at least one year from the initial purchase date. Although the Units of Crowd SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Securities convert into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

The Securities do not accrue interest or otherwise compensate Purchasers for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Purchasers will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other

security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our company creates game-like mobile apps for making referrals, for job, business, and dating purposes. We earn money by the people being referred paying us for the match. We give a portion of our revenue to the person making the referral.

Business Plan

Everybody understands the power of a referral. It can help get you that job, that customer, that business partnership, and even that date. But such referrals can be difficult to find and hard to ask for. Ponder seeks to gamify the act of making a referral, to make it fun to do as opposed to being an obligation. Secondly the referral is initiated by the referrer as opposed to the referee, removing the need to ask and the associated awkwardness. And finally, there is a monetary incentive involved, to provide reward for making a successful referral. This unique approach to generate referrals has the potential to revolutionize many sectors where a referral can improve outcomes. In the recruiting sector, all employers know that referred candidates often make the best employees – being more in tune with company culture, staying longer at the firm, and being typically better performers. On top of that referred candidates don't cost the company $20-60k, which is what they would pay to an executive recruitment firm. Ponder can save the employer almost all of those fees, while also getting them better candidates we believe. In the online dating sector, our first target market, less than 1 in 4 singles find a relationship, 42% of women reporting harassment, and a huge signal to noise ratio we believe. Ponder builds upon the time-tested art of romantic matchmaking, making it a fun game with financial rewards for skilled matchmakers. By motivating people to invest thought and social capital into who would make a good couple, we believe online trust and alignment problems are resolved. For singles, we believe Ponder will become the most effective way to meet a trusted partner, selected by friends, family, or a community of motivated matchmakers. The first product, the Ponder Social app, launched in beta in Oct 2017, currently has 80k registered users. The second product, the Ponder Pro app, which targets the recruiting industry, is currently being designed and we anticipate it will launch in mid- 2019. We have struck a partnership with one of the world's leading recruitment platforms and we believe it will become one of the largest job referrals platforms as soon as we launch. Our third product, Ponder Biz, will help businesses connect with referred customers. Following this we plan to create an SDK for other developers to take our matchmaking engine, including the system, and use it in other sectors where referrals can be valuable e.g. investment deal flow, roommates, babysitting etc. Ponder has the potential to transform lives worldwide, helping people with important search tasks. We believe it is a radically different type of social network. Current social networks are streams of content where people are primarily passive consumers of that content. With Ponder, users will actively help others and will be helped themselves, all while earning money for each successful connection made. The Ponder business model is straightforward. With each successful referral, the referrer earns tokens while the two connected parties pay tokens. And with each successful referral, Ponder takes a commission of the fees paid by the connected parties. This commission is

different in each of the 3 different apps. For the current app each of the 2 matched singles pay $10 from their existing 'credits' to Ponder. We give $10 from this $20 to the referrer and keep $10 ourselves. Our current market presence is exclusively the United States but intend to expand into Asia over the next few months, particularly into India and China. We have secured a partnership with Times of India, a leading Indian media group, who will provide advertising credits in exchange for equity.

History of the Business

Banaia, Inc., was founded in 2012 and began developing a product called Spritzr, which focused on matchmaking. Banaia, Inc., became Banaia, Inc. DBA Spritzr. We abandoned the product, Spritzr, in late 2015. In 2016 work started anew on developing a new product based on a similar concept as Ponder but with a focus on being a game with financial rewards. The company was later renamed Banaia, Inc. DBA Ponder. Our business has also expanded to include job referrals and business referrals. Furthermore, the business is now moving to being based on blockchain technology.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ponder Social	App for dating referrals. Users play matchmaker, earning money for making successful matches. Singles get match suggestions from other users.	United States.

Two other apps are being designed and developed - Ponder Pro, for job referrals, and Ponder Biz, for business referrals. We plan to use the proceeds from the Offering to develop these apps.

The current app is distributed through the Apple App Store and Google Play Store.

Competition

We believe the Company's primary competitors are companies like Linkedin, Indeed, Wanted, Referralcandy, Tinder, Bumble, and Coffee Meets Bagel.

Ponder is competing in the referrals market, where our products provide referrals in the 3 sectors of dating, recruiting, and business. In the highly competitive online dating market, a handful of apps have taken over 90% of the market, with Tinder and Bumble occupying the prime positions. Most of these apps are fairly similar to each other where an algorithm suggests profiles for you to like or not. We believe Ponder is well distinguished among this group for the fact that other people are making suggestions for you, not an algorithm. Compared to the standard apps, we believe this leads to a very different user base where a large portion of users are married, or already in a relationship, playing matchmaker for singles. With Ponder you can earn money playing matchmaker. And finally it is structured as a game, where your challenge is to prove yourself as a good matchmaker. For the job referrals product, although there are several job posting sites, there are few companies of which we are aware that focus on job referrals. To our knowledge none of these take a game approach to engaging the referrer. With the business app,

there are software providers helping businesses create customer referrals, however none of them take the game-like approach.

Supply Chain and Customer Base

Our primary service provider is a software development company for coding the iOS and Android apps. We have used a number of firms in the past. Currently we use a company called Effectivesoft. We are also using a company called Blockvolution for development of the Distributed Ledger Technology (DLT) portion of our business. Other service providers include Amazon and Heroku, for cloud services, and Sendgrid for email services respectively.

Customers are both app users and businesses. App users are numerous, downloading the app from one of the app stores. Each of the 3 products will have a different customer base, although the information across all apps is pooled. The current dating referrals app has 80k users that are primarily in metro areas. 40% of the users are already in a relationship, playing matchmaker alone. The remaining 60% are singles, with an average age of 31 years old. For the job referrals app, we expect a similarly young demographic as consumers. Customers may also include employers who are looking for referred candidates. For the business referrals app, we expect customers that are both the businesses seeking referred customers and their customers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87518394	Game software, namely, a game involving matching the compatibility of others based on their features	Ponder	July 6, 2017	January 8, 2019	USA
4492362	Dating services	Spritzr	June 11, 2013	March 4, 2014	USA

Governmental/Regulatory Approval and Compliance

To run our business, we must comply with laws and regulations governing among others, labor, advertising, digital content, consumer protection, billing, mobile communications, data privacy and media. One area of future regulation is regarding the purchase and sale of our crypto-token.

It is unknown how the government will regulate tokens moving forward. For more information on government and regulatory risks of our business see the section of this document entitled: *Risk Factors: Risks related to the company's business and industry.*

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1010 Wilshire Blvd, Suite 1800, Los Angeles, CA 90017

The Company conducts business in the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	16.00%	$8,000	4.67%	$50,000
Estimated Accountant/Auditor Fees	4.00%	$2,000	0.47.%	$5,000
General Marketing	40.00%	$20,000	42.06%	$450,000
Future Wages	0.00%	$0	40.26%	$430,800
Republic Commission	6.00%	3,000	6.00%	$64,200
Repayment of Debt and Past Liabilities	34.00%	$17,000	6.54%	$70,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The major expense is general marketing for increasing app downloads. Based on results of the crowdfunding campaign we will determine how much to allocate towards this marketing expense. The exact use of proceeds from the crowdfunding campaign may change based on the success of other crowdfunding efforts.

The Company's Board has complete discretion to alter the use of proceeds from the allocations as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Himanshu Agarwal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, Sept 2016 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO Banaia, Inc., DBA Spritzr, Nov 2012 – Sept 2016 – fundraising, product creation, and managing outsourced team.
CEO Banaia, Inc., DBA Ponder Sep 2016 onwards – responsible for building team, product strategy, marketing, and fundraising

Education

University of Cambridge, Bachelors and Masters of Engineering; Columbia University, MBA

Name

Hooman Imani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Technology Officer, Sept 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Banaia, Inc DBA Ponder, CTO, Sept 2016 - present. Responsible for the architecture and development of the technology platform.
Cuida Health, Lead Engineer, Sep 2017 – present. Developing the software product.
StoryBox, CTO, Feb 2012 – Sept 2016. Built the software and helped scale the product.

Education

University of Texas, Dallas. Computer Science.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Himanshu Agarwal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, Sept 2016 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Sep 2016 onwards – responsible for building team, product strategy, and fundraising

Education

University of Cambridge, Bachelors and Masters of Engineering; Columbia University, MBA

Name

Hooman Imani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Technology Officer, Sept 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Banaia, Inc. DBA Ponder, CTO, Sept 2016 - present. Responsible for the architecture and development of the technology platform.
Cuida Health, Lead Engineer, Sep 2017 – present. Developing the software product.
StoryBox, CTO, Feb 2012 – Sept 2016. Built the software and helped scale the product.

Education

University of Texas, Dallas. Computer Science.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in CA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	166,933
Voting Rights	Each share has 1 vote
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This class of the Company's stock has no rights that would specifically affect the Securities issued in the Offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	11.8%

Type of security	Series Seed Preferred Stock
Amount outstanding	286,163
Voting Rights	Vote with Common stock; 1 vote per share
Anti-Dilution Rights	Broad based weighted average price based anti-dilution
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This class of the Company's stock has no rights that would specifically affect the Securities issued in the Offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	20.2%

Type of security	Compulsory Convertible Preferred Stock
Amount outstanding	13,500
Voting Rights	Vote with Common stock; 1 vote per share
Anti-Dilution Rights	Broad based weighted average price based anti-dilution
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This class of the Company's stock has no rights that would specifically affect the Securities issued in the Offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.3%

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditors	Himanshu Agarwal, Marek Nowosielski, Jeff Griffor, Jennifer Ganzi, Helge Zieler, Amitabh Passi, David Buttaro, Robert Bowne, Edward Bowne, Kent Hinckley, Diego Espinosa, Gabriel Aguilar, Ricky Joshi, Adam Beckerman, Sandeep Pathak, Brian Ball, Dominic Tong, Michael Egan
Amount outstanding	$744,500.00
Interest rate and payment schedule	10% per Annum interest rate, Maturity Date of June 30th 2019; Automatic conversion upon an equity financing event
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2019
Other material terms	N/A

Type of debt	Convertible Note
Name of creditors	Joe Abrams, Allen Lee, Bajan Singh
Amount outstanding	$75,000.00
Interest rate and payment schedule	5% per Annum interest rate, Maturity Date of June 30th 2019; Automatic conversion upon an equityaa financing event
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2019
Other material terms	N/A

Type of debt	Bridge Loan
Name of creditors	Amitabh Passi, Adam Beckerman, Kent Hinkley, Helge Zieler
Principal Amount outstanding	$110,000.00
Interest rate and payment schedule	Payment of interest of $110,000 upon equity financing event of greater than $3,000,000
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 30, 2019
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	29	$744,500.00	General Corporate	January 24, 2016	Rule 4(2)
Convertible Notes	3	$75,000.00	General Corporate	May 28, 2018	Rule 4(2)

In April 2018 the Company abandoned and rescinded its offer, originally evidenced by a Form D filing on February 14, 2018, of investment contracts for the rights of certain digital assets.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

A majority of the company is owned by a few people. These people are: - Himanshu Agarwal (47%) (Founder) - Helge Zieler (5.1%) - Jamie Weinstein (3.8%) - Kyle Sommers (3.8%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Himanshu Agarwal	47.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$898.00	-$239,655.00	$0.00

Operations

In 2018 the company raised a bridge note of $110k, and $75k of a convertible note that converts at the upcoming Series A round of financing. These financing events have been enough to cover the costs of basic salaries for the team and some marketing expenses. We are now raising a $6m Series A, which we are looking to complete by the end of April. These funds alone will give us runway for the next 18 months to execute the business plan. Our significant challenges are developing and marketing viable products in the major markets of US and Asia that we are targeting. Furthermore, while getting app downloads is important, converting users into paying customers will be a significant challenge. Notwithstanding the foregoing, there is no guarantee that we raise any additional capital. See *Risk Factors: Risks Related to the Company's Business and Industries.*

Liquidity and Capital Resources

The proceeds will have a positive impact on the business plan's successful execution. The money will be used as set forth above under "use of proceeds". The Offering proceeds will have a beneficial effect on our immediate liquidity, enabling us to accelerate product development and market launches.

The Series A is ongoing. It has some soft commitments made that we are looking to close in February and March. This ongoing fundraising efforts may raise additional funds, although again there is no guarantee. See *Risk Factors: Risks Related to the Company's Business and Industries.*

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process on the Intermediaries portal. Purchaser funds will be held in escrow with

Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities is $1 per unit. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

A commission equivalent to 2.0% of the Securities being issued in this Offering to Purchasers.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.
f
Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,500,000 shares of common stock, par value $0.000010 per share, of which 720,683 common shares will be issued and outstanding, and (ii) 1,052,000 shares of preferred stock, par value $0.000010 per share, of which 293,111 preferred shares will be issued and outstanding. Of the preferred stock, 1,000,000 are designated as Series Seed Preferred Stock, including all the preferred stock currently outstanding. 52,000 of the preferred stock are designated as compulsorily convertible preference shares (CCPS) convertible into equity shares of common stock of common stock at a price determined by the future price of the next financing round., These CCPS are owned by Brand Equities Treaties Limited, commonly known as the Times Group.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $3,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $12,000,000.00, the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $12,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $12,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the

Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Himanshu Agarwal
(Signature)

Himanshu Agarwal
(Name)

Director, Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Hooman Imani
(Signature)

Hooman Imani
(Name)

Director, Chief Technology Officer
(Title)

2/11/2019
(Date)

/s/Himanshu Agarwal
(Signature)

Himanshu Agarwal
(Name)

Director, Chief Executive Officer
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Form Crowd SAFE
Exhibit D   Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Form of Crowd SAFE

EXHIBIT D

Video Transcript

BANAIA, INC.

(a Delaware corporation)

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 30, 2019

To: Board of Directors, Banaia, Inc.

Re: 2017-2016 Financial Statement Review
        Banaia, Inc.

We have reviewed the accompanying financial statements of Banaia, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of income, shareholders' equity and cash flows for the calendar years thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BANAIA, INC.
BALANCE SHEET
As of December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2017	2016
Current Assets:		
Cash and cash equivalents	$ 12,281	$ 10,740
Total Current Assets	12,281	10,740
Fixed Assets:		
Software	45,368	45,368
Furniture and equipment	1,671	1,671
Accumulated depreciation	(26,768)	(17,074)
Total fixed assets, net	20,271	29,965
TOTAL ASSETS	$ 32,552	$ 40,705
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accrued interest	$ 80,386	$ 16,732
Convertible notes	743,997	527,413
Accrued expense	428,942	69,000
TOTAL CURRENT LIABILITIES	1,253,325	613,145
Stockholders' Equity (Deficit):		
Common stock: ($.001 par, 1,600,000 shares authorized and 720,683 shares issued and outstanding as of December 31, 2017 and 2016)	721	721
Additional paid-in-capital	119,279	119,279
Preferred Stock ($.00001 par, 400,000 shares authorized and 292,952 shares issued and outstanding as of December 31, 2017 and 2016)	710,000	710,000
Accumulated deficit	(2,050,773)	(1,402,440)
Total Stockholders' Equity (Deficit)	(1,220,773)	(572,440)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 32,552	$ 40,705

BANAIA, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

		2017		2016
Revenue	$	698	$	3,245
Cost of revenue		0		14
Gross profit (loss)		698		3,231
Operating Expenses:				
Operating expenses		215,141		494,520
Depreciation		9,694		9,048
Accrued expense		359,942		69,000
Total operating expenses		584,777		569,337
Operating income (loss)		(584,079)		(556,106)
Other expense		600		800
Interest expense		63,654		16,732
Pretax income (loss)	$	(648,333)	$	(517,869)

BANAIA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock (Shares)	Common Stock (Par Value)	Additional Paid-in-Capital	Series Seed Preferred Stock (Value)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2016	720,683	$ 721	$ 119,279	$ 710,000	$ (815,571)	$ 14,429
Net Income (Loss)	0	0	0	0	(586,869)	(586,869)
Balance as of December 31, 2016	720,683	721	119,279	710,000	(1,402,440)	(572,440)
Net Income (Loss)	0	0	0	0	(648,333)	(648,338)
Balance as of December 31, 2017	720,683	$ 721	$ 119,279	$ 710,000	$ (2,050,773)	$ (1,220,773)

BANAIA INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (288,391)	$ (517,869)
Depreciation expense	9,694	9,048
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses	63,654	14,575
Net Cash Used In Operating Activities	(215,043)	(494,246)
Cash Flows From Financing Activities		
Issuance of convertible notes	216,583	500,607
Net Cash Used In Financing Activities	216,583	500,607
Net Change In Cash and Cash Equivalents	1,541	6,361
Cash and Cash Equivalents at Beginning of Period	10,740	4,380
Cash and Cash Equivalents at End of Period	$ 12,281	$ 10,740
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

BANAIA INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
See the accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Banaia Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed July 20, 2012 in the state of Delaware. The Company uses game mechanics and financial rewards to stimulate referrals for dating and plans to launch a job referral product as well as a business referral product. The Company is developing decentralized communities to matchmake singles within their 'tribe' and is using blockchain technology within this process.

The Company's headquarters are located in Los Angeles, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $12,281 and $10,740 respectively, of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, and 2016, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2017 and 2016 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2017. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and

collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after March 15, 2018, and interim periods within annual periods beginning after March 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after March 15, 2019, and interim periods within fiscal years beginning after March 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2016. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the

period from Inception through December 31, 2017 so no material tax provision exists net of any valuation allowances that would be established for the deferred tax assets with which those tax losses would correlate.

NOTE 4 – CONVERTIBLE NOTES

The Company has issued $743,997 of 10% convertible notes (the "Notes") due June 30, 2018. The Notes are unsecured. The Notes are due on June 30, 2018 with accrued interest.

The Notes are automatically convertible into common stock on the completion of an equity offering of preferred stock ("Qualified Financing. The conversion price is the lesser of 75% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2017, these convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan
The Company has a 2012 stock compensation plan which permits the grant or option of shares to its employees for up to 400,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years.

During 2017 and 2016, the Company issued 129,190 and 27,320 stock options for common stock with an exercise price between $1.10 and $2.00 per share and vest over four years and expire in ten years. From inception in 2012 through December 31, 2015, 72,413 stock options for common stock with exercise prices between $1.10 and $2.88 were issued. As of December 31, 2017, 93,014 stock options had vested. Options convert into common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2017, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and has an accumulated deficit as of December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Anticipated Series A Equity Raise and Token Sale
The Company is in the process of raising up to $6,000,000 through a Series A equity raise and up to $12,000,000 through a token sale.

Extension of Maturity Date of Convertible Notes
Subsequent to December 31, 2017, the Company extended the maturity date of all of the outstanding convertible notes through June 30, 2019.

Management's Evaluation
Management has evaluated subsequent events through January 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

 

Company Name	Ponder

Logo	

Headline	The easiest way to make and find referrals

Cover photo	

**Hero
Image**



Tags   Immigrant Founders, Tech, Dating, B2C, Blockchain, Marketplaces, Employment, Consumers

**Pitch
text**

  

Deal Highlights

- Unique approach for making referrals across multiple verticals has the potential to revolutionize the $80 billion+ referrals industry!
- Relationship Referrals - 80k registered users for dating referrals app, with match rates 6 x higher than popular dating apps
- Job Referrals - database sharing partnership with Recruiter.com, the world's leading website for the recruitment industry with tens of millions of dollars of placement fees on its platform
- Investors include Joe Abrams, MySpace co-founder, Michael Egan, former CEO of JDate/Christian Mingle, and Wilson Sonsini, the leading Silicon Valley law firm
- Founder Manshu Agarwal is a Cambridge engineer and Columbia MBA, who helped raise $100 million as a business developer at a biotechnology company, worked as a Wall St investment banker, and was a strategy consultant for Fortune 500 companies.
- Partnership with Times of India, the largest media group in India, who are providing advertising credits for growth in Asia

The Problem

Referrals Should Be Easier

Manshu started Ponder because of 2 friends...

Caroline



Caroline would introduce Manshu to single friends of her's, eventually finding Manshu a long-term girlfriend

Mario



Mario knew the hiring manager of a job that Manshu wanted, leading to Manshu getting that job



Referrals are critical to a successful life!



Why Now?

① INCREASING MEDIA

Increasing media channels create ever more 'noise' making it harder to command attention. Referrals are the best way to cut through that noise

② MORE FREELANCING

The gig economy is real and growing. People can earn money by providing referrals

③ THE CRYPTO WAVE

Blockchain and cryptocurrencies can make peer-to-peer transactions easier and more secure



Now is a perfect time to reimagine referrals



What is Ponder?

Ponder is a gamified platform for referrals. It is made for busy people and companies that want to cut through the noise to make quality connections.



Unlike traditional matching applications, **Ponder** gets trusted friends and contacts to play matchmaker, using game mechanics and financial rewards as motivators.

Ponder makes referrals fun and rewarding



We focus on 3 industry sectors and will later build a platform for companies to develop other sectors eg. Investments, Roommates.



The Product
How it Works

Our first product is for romantic referrals

  

You matchmake by dragging and dropping photos over each other.



As you make more suggestions you level up, attaining increased abilities



By making it a fun 'puzzle-type' game we get more people to play matchmaker



If the couple 'like' each other, the matchmaker earns $10. The two singles pay $10 each, leaving Ponder with $10 net from each successful match.

If the couple eventually marries, the matchmaker earns $1000.



What's Next?

Our next product is for job referrals









With Ponder Pro users matchmake LinkedIn contacts with jobs at current or former employers through a game-like experience.
Every company wants referred candidates but struggle to activate their employees to make referrals.
If the hiring manager and the candidate 'like' each other the referrer earns $20 in tokens, and $1500 if the candidate gets hired.

For each new hire, companies pay Ponder $3000 - far lower than what they would pay a recruiter

With the final app for business referrals, Ponder becomes a social network for friends to help each other find trusted services - from baby sitters to music teachers.

Imagine the possibilities!





Traction

80k users and growing

Metrics Attained





80k
Registered Users
7
$1.60
60:40
6
Industry average match rate
15,600
MAU
1,500
DAU
200
Paying users
32% Weekly retention*
28% Friend match rate**
* % of users in weekly cohort to return the following week
** Compares to Tinder at 4 - 5%

Recruitment Partnership



We've secured a deal with Recruiter.com

- Sharing entire jobs database with the world's leading website for the recruitment industry with tens of millions of dollars of placement fees on its platform
- $3000 for each job we fill
- Access to 10m job seekers
- Access to 15m social media followers

 **The deal instantly makes Ponder Pro the largest job referrals platform in the world**



Business Model



The matchees that are successfully matched pay Ponder, a portion of which is given to the successful matchmaker.



$80+ Billion

Addressable Market

We're tackling major problems in large markets





Competition

Most matching applications use algorithms alone for connecting strangers.
And referral-based applications simply forward referral links.



Nobody is making referrals FUN



AS SEEN ON

  



INVESTORS

Ponder has received $1.6m in seed funding to date from 40+ investors

Notable investors include:



Joe Abrams
Cofounder of Myspace
Board Observer





Jeff Griffor
Square One Bank

Dominic Tong
Boston Angels Network

Manfred Affenzeller
Deutsche Bank




Michael Egan
Former CEO of JDate
and Christian Mingle

Robert Bowne
Adjunct Professor,
Georgetown University
Business School





ROADMAP

On track to launch Ponder 2.0 in Feb

While V1 was a success, V2 is going to be better, with game levels added in and the brand new Bounty feature! We are aiming to hit 0.5m active accounts by July 2019, and $0.5m of monthly revenues by Aug 2019.





FOUNDERS & TEAM

Executive Team



Manshu Agarwal
Co-founder & CEO

Manshu is a Cambridge engineer, Columbia MBA and has 20 years of top-tier startup and corporate leadership experience. He is passionate about making long-lasting change in the world through technology. He was previously Business Development Director at Synthetic Genomics, a DFJ-funded startup. He helped them successfully launch two companies - a software platform for bioengineering and a water cleaning technology. Prior to that, he was a Wall St banker, raising money and doing mergers & acquisitions for small/mid-cap technology firms. Earlier in his career, he was a management consultant with the global consulting firm LEK, and at Coca-Cola.



Chris Imani
Co-founder & CTO

Chris is a top-tier CTO who has done it all. He loves to scale startups from nothing to millions of users. He was previously CTO of Storybox, a social marketing platform funded by Eric Schmidt's VC fund. He built the platform and helped scale it to 4m hits per day in a short period of time. Prior to Storybox, Chris was an Architect at the DMV.org restructuring their high-traffic websites to increase speed and security. Before that he was a Senior Engineer at Qualcomm.



Dan Flanegan
VP of Product Marketing

Dan has 15 years of product marketing experience. He grew the photo-sharing app Butter to over 1.5 million users. He is a mentor at top LA accelerator, Mucker Lab.



Patrick Maxwell
Creative Director

Patrick has 16 years of design experience in the media & tech industries. He has designed websites and mobile apps for Forbes, Hilton, AP News, and Law.com, and the Golf Channel.

Key Advisers



Joe Abrams
Cofounder of Myspace
Board Observer

Joe has vast experience in leading and growing early-stage tech companies. He is the co-founder of MySpace which he sold to Newscorp for $580m. Prior to that, he founded The Software Toolworks, which he sold to Pearson for $462m. Joe is

a Board Observer with Ponder.



Michael Egan
Former CEO of JDate
and Christian Mingle

Over 20 years of experience in dating and internet brands. Former CEO of Spark Networks (NYSE: LOV), the owner of Christian Mingle and JDate. Former GM at Internet Brands and Senior Director at Yahoo



Matt Curtis
VP of Product Marketing
at Zynga

Over 10 years of product and gaming experience. VP of Product Marketing at Zynga, formerly Sr Product Director at Kabam. Has helped develop and grow several of the most popular mobile games in the world.



INVEST IN US

Join us in turbo-charging referrals!



Ponder
Thank You

Team

	Manshu Agarwal	Co-founder & CEO	Manshu is a Cambridge engineer, Columbia MBA and has 20 years of top-tier startup and corporate leadership experience. During his career he has helped raise over $100m for startups.
	Dan Flanegan	VP of Product Marketing	Dan has 15 years of product marketing experience. He grew the photo-sharing app Butter to over 1.5 million users. He is a mentor at top LA accelerator, Mucker Lab.
	Patrick Maxwell	Creative Director	16 years of design experience. Has designed websites and mobile apps for Forbes, Hilton, AP News, and Law.com among others.
	Chris Imani	Co-founder & CTO	Chris is a top-tier CTO who has done it all. He was previously CTO of Storybox, a social marketing platform funded by Eric Schmidt's VC fund. He built the platform and helped scale it to 4m hits per day.
	Joe Abrams	Board Observer	Joe has vast experience in leading and growing early stage tech companies. He is the co-founder of MySpace which he sold to Newscorp for $580m. Prior to that he founder The Software Toolworks, which he sold to Pearson for $462m.
	Michael Egan	Adviser	Over 20 years of experience in dating and internet brands. Former CEO of Spark Networks (NYSE: LOV), the owner of Christian Mingle and JDate. Former GM at Internet Brands and Senior Director at Yahoo.

	Matt Curtis	Adviser	Over 10 years of product and gaming experience. VP of Product Marketing at Zynga, formerly Sr Product Director at Kabam. Has helped develop and grow several of the most popular mobile games in the world.
	Elliot Yan	User Acquisition	15 years of digital marketing experience. Grew own advertising firm to $10m+ run rate. Created business models for Idealab, the famous incubator.
	Rajiv Vyas	President, South Asia	Senior exec with tech, media, and startup experience. Former head of Hinduja TMT, India's largest cable company. Produced Indian Idol and several other popular TV shows.
	Denis Korkhov	Blockchain Consultant	Denis is a cryptoplatform architect and consultant. His extensive software development experience includes blockchain, Ethereum and Solidity.
	Peter Davison	Adviser	First investor in Paypal. Owner of Australia's largest incubator. Co-founded Beijing-based ntech rm, with current run rate of over $1bn RMB. Runs a Shanghai-based seed fund, 23Seed. One of the judges in Chinese version of Shark Tank.
	Irfan Kamal	Adviser	Over 20 years of marketing and startup experience. Former EVP at Ogilvy & Mather. EIR at Bezos Expeditions.
	James Fowler	Adviser	Professor at UCSD and pre-eminent academic on social networks. Adviser to Facebook. Author of 'Connected: How your friends of friends affect everything you think feel and do'
	IK Song	Adviser	Professor at Korea University teaching Technology Investment and M&A. Leads Hotfund Investment Advisory, linking investors with digital asset opportunities. Former fund manager at Korea Post.
	Jupil Joung	Adviser	Co-CEO of Blockchain Times, the fastest growing blockchain magazine for Korea. Editorial Board of Sunday Journal and Financial Today. Member of Samsung Electronics Management Innovation Team.
	Ismail Malik	Adviser	Editor for ICO Crowd magazine, the world's first publication for the ICO industry. Founder & CEO of Blockchain Lab, a crypto technology company focused on R&D on Ethereum, Bitcoin, and Corda blockchains.



Alex Lubinsky	Adviser	Successful technology entrepreneur and investment banker. Currently CEO of Rentberry, the blockchain-based property rental tool, which he recently led to a successful $30m ICO.



Mickey Choi	Adviser	Mickey Choi has been serving as a representative of the stock market community in Korea. He was an early covert to blockchain projects and is involved in ICO project analysis, marketing, incubation and consulting for investors around the world.



Vivi Lin	Adviser	Vivi Lin is the founder and CEO of blockchain-focused TV channel "On the Block", and partner at Crypto Capital which invests in and incubates blockchain startups.

Perks

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Do you have your Meet the Drapers appearance transcript?

Manshu Agarwal: Hi. My name is Manshu Agarwal I'm the CEO and Founder of Ponder. By playing matchmaker, you recognize the power of a referral. It adds so much to people's lives but they're very hard to do. We try to bring in married people to help others and we're just getting started. I'm doing this because my father's a doctor. My brother's a doctor. My other brother is a financial analyst. They've all been working in jobs. I feel that I've got something to contribute as an entrepreneur. I'm super excited about being here. This is a great opportunity to be able to present Ponder on a much larger stage.

Tim Draper: Welcome to Meet the Drapers. Give us your pitch.

Manshu Agarwal: Wonderful. I'm Manshu Agarwal. I'm the CEO and founder of Ponder, gamified referrals on the blockchain. The reason I started was because a few years ago, I was single and had this friend of mine, Caroline. She's a married girl and she'd always try to set me up with friends of hers. These are a great way to meet quality dates. A year after that, I was looking for a job. I had a friend of mine, Mario, who new the hiring manager of the job I eventually got. It made me recognize the power of referrals. It's the best way to make a connection between people. I'm sure all of you as VC's recognizes how important that quality introduction is.

Tim Draper: Wait. Who referred you?

Manshu Agarwal: That's true. I thought, how could I make referrals at scale? I realize that you have to do one thing. You have to make it gamified, so it's fun for the referrer. And secondly, you'd all [inaudible 00:26:43] to some kind of reward, not too much, but a little bit of reward. I created this product where we focused on dating referrals. The way it works is ...

Speaker 19:   It utilizes game mechanics and financial rewards to make everyone a matchmaker. You'll see someone like Sarah here and underneath there are a set of prospects that you can set her up with. If you see anyone could be a good match, you just drag and drop. The two people are notified. If they like each other, you win 10 bucks. If they get married, you win a thousand bucks. You have this balance that goes up and down based upon the matches you make for others, versus the matches made for you. You can only cash out once you've made 10 matches for others.

Tim Draper: How much did they pay to get matched up?

Manshu Agarwal: They each pay $10, so we take $20 from the two singles. We give $10 to the successful matchmaker. We keep $10 ourselves.

Tim Draper: And you figure the odds are worse than one in a hundred that they're getting married.

Manshu Agarwal: Exactly. I think we're pretty safe for that.

Tim Draper: Otherwise this business model is not going to work.

Manshu Agarwal: No. That might be a little difficult. Good question.

Polly: You get your money [crosstalk 00:27:41].

Manshu Agarwal: We only focus on the positive. No money lost if they're divorced.

Polly: Does Sarah know, when we say that that guy would be good for her, we know that guy?

Manshu Agarwal: You can do. You can just matchmaker for friends alone or you can actually match make for complete strangers. We found out people actually enjoy matching for even complete strangers, although their match rates are not quite as high as if you have a mutual friend in common. But people just enjoy the fact that somebody has thought who could be a better match for them. It's far better than the computer algorithm sending you a whole bunch of unknowns.

Tim Draper: You're like a big mechanical turk for dating.

Manshu Agarwal: Very much along those lines.

Tim Draper: That is hilarious. Oh my god. This is fun.

Manshu Agarwal: We have 80,000 users, 10,000 monthly active users of a match rate which is six times the industry average.

Bill Draper: What do you mean by the industry?

Manshu Agarwal: The online dating industry.

Vish Mishra: Online dating.

Speaker 19:   The common system doesn't live very well. Less than one in four online daters actually find a relationship and they spend seven more times more time online than going on dates. If there was any other product that have those kind of success metrics, you'd give it back. You'd say, "Sorry, this is not working."

Polly: Wow.

Manshu Agarwal: We're already making money, one dollar per active user per month and nearly half our users are married. They're playing matchmaker for other people. Don't give up your day job, but this is a very nice little bit of extra cash at the end of the month. We've now replicated the model, given that product market fit for the job referrals industry which is far more lucrative because everybody knows that a referred candidate is the best candidate to get, but they have a hard time finding ways to motivate their employee base to make referrals because it's not fun. It feels like work. We're making it feel like a game. We want people to wake up every morning and say, "I want to make some referrals now."

Tim Draper: Who pays you there? Is that the corporate or you get-

Manshu Agarwal: That's where the company pays.

Tim Draper: You may want to pay the matchmaker more than that.

Manshu Agarwal: Oh, sorry, so $10 for the first where they both like each other digitally. And then if they end up getting a job, then the matchmaker wins $1500. I'm sorry. We get more from the company. We get $3,000 from the company.

Polly: The $1500 goes to the [crosstalk 00:29:35]

Manshu Agarwal: $1500 goes to the matchmaker.

Tim Draper: You're splitting it all up [crosstalk 00:29:38].

Manshu Agarwal: Exactly. We've got a lot of margin to play it with because currently they're paying 20 to $30,000. As long as it's far less than that, it becomes a no-brainer for a company. We've done a deal with recruiter.com which will share their entire database of jobs over 20 million job seekers to neatly become the largest job referrals platform in the world.

Bill Draper: What did you do before you started this?

Manshu Agarwal: I was actually working for one of your portfolio companies then, Synthetic Genomics.

Tim Draper: Oh, wow. That's a big switch for you.

Manshu Agarwal: It was because I felt the pain points myself. I actually found the job through a referral, so yes, it was definitely big a switch, but I understood what was required in

order to overcome those problems.

Bill Draper: If this fails, what would be the reason?

Manshu Agarwal: I think the reason would be we haven't engaged the referrers sufficiently such that the lifetime over which they stick around is great enough to be able to overcome the cost of acquiring them.

Bill Draper: How do you look to resolve that problem?

Manshu Agarwal: Sure. One thing is through deals with like the recruiter.com. Immediately, we get a low cost of customer acquisition. And then secondly, we have to iterate constantly on the user experience to make it fun, to make it enjoyable, to make it a challenge. We want to feel like a puzzle, like a word with friends type of experience.

Polly: Like they want to keep coming back to say, I did that so well for those people, I want to try these people.

Manshu Agarwal: Exactly. The money trading aspect is there but it's not the core. The core is that feeling of goodwill you get when you do something good for people.

Polly: Yeah.

Manshu Agarwal: Ultimately, what we want to become is a new type of social network where instead of being passive consumer of content on most social networks, here, you're actively helping others and you're being helped yourself.

Vish Mishra: The other thing I'm trying to grapple with, okay, two businesses and not much in common. Just because you're a software platform, because the whole dynamic, characteristics. People are looking for a job, career, versus people who want to have a social life or a date. The more emotional or universal, more career and economics and all, so you had to pick one business that you personally feel passionate about.

Manshu Agarwal: We quickly realized that we weren't a dating app, we weren't job referrals app. What we were is a way to make people come in and make connections between entities, between parties. The same user experience can be replicated in many different industries. Yes, we can't go to too many because we'd be stretching ourself thin and I totally agree with you there, but we can do the ones that we think strategically make the most sense.

Manshu Agarwal: We think recruiting, dating and the third one, being for all the other industries where matchmaking can be really helpful such as investor-investee, roommate matchmaking, even baby sitting matchmaking, all of those will create an SDK, so that other companies, other developers can take our package and utilize that for that specific sector.

Vish Mishra: You want to be a platform company now.

Manshu Agarwal: We'll be a platform company, absolutely.

Vish Mishra: I see. That's interesting.

Tim Draper: Good guy, good gracious. Thank you for very much for coming to Meet the Drapers.

Manshu Agarwal: Thank you. It's been a pleasure.

Manshu Agarwal: I think I presented my company as good as light as I could. I've been to a lot of VC meetings, so I was expecting this to be very much along the lines of a traditional VC meeting. It was a lot friendlier. There was also a good number of opinion from different size where there was a lot of disagreement. It allowed me to put in some points that I wouldn't have done if it was just straight questions. I think Tim really got what we were trying to do. I think he can see the potential for how disruptive this could be. From just an addition to the world, we think this will have a tremendous impact.

Tim Draper: Now, let's see what the judges thought. But remember, you can be a judge yourself. You can invest in Ponder. Polly, what'd you think of Ponder?

Polly: I got kind of excited at the prospect of matching up different people with different people because it wasn't about the money. It was more about the competition of being the person that's so smart about people that I know that I can match them up or if I look at a profile of someone, even that I didn't know, the idea that, "Oh, I bet that would be good for my sister."

Tim Draper: Vish, how about you? What do you think?

Vish Mishra: His fundamental thinking that he just wants to make connections which is pretty good because yeah, connections you can make using tools. And obviously it's a platform. My feeling is, unless he focuses and maybe the jobs or the dating, they're all still crowded [inaudible 00:33:52].

Polly: I like the babysitting one.

Vish Mishra: I think also he just needs to go a little bit deeper. His [message 00:33:56] has to be different.

Bill Draper: I would be willing to back this if done right. It looked like he was just a man who would do it right. I liked him a lot.

Polly: Do too. He said he had a higher success rate than the online dating things. I think it's a smaller amount of data, but still ...

Tim Draper: Yeah. Okay. We're going to go to the crystal ball.

Polly: Beanie, beanie. You're pondering.

Tim Draper: I'm pondering a referral to another sphere. Now, we vote. And know that these are the votes of the judges and you can vote at home. Go to meetthedrapers.com and you can also invest. Here we go. Thumbs up, thumbs down, thumbs all around. Wow. Oh, that is really interesting.

Polly: That's the middle one.

Tim Draper: That was really interesting.

Polly: He's at a medium one, not a complete one.

Tim Draper: And I was mostly interested than I was at thumbs up.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BANAIA, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Banaia, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater

than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (2), if the Investor fails to select the cash option set forth in the preceding clause (1), automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, which shares will be issued immediately prior to the Liquidity Event so that Investor is treated as a holder of Common Stock in such Liquidity Event. In connection with this Section 1(b)(i)(1), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (2), if the Investor fails to select the cash option set forth in the preceding clause (1), automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, which shares will be issued immediately prior to the Liquidity Event so that Investor is treated as a holder of Preferred Stock in such Liquidity Event. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); (ii) the issuance Common Stock or Preferred Stock, as applicable, pursuant to Section 1(b) or (iii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

>   (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

>   (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies;

>   (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws;

>   (iv) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and

>   (v) the basis for any dividend rights, which will be based on the Conversion Price.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other

liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the sale (or series of related sales) by the Company of its Equity Securities to one or more parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" shall mean, as of immediately prior to the Liquidity Event, the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock (provided that unvested options or warrants shall only be included to the extent such unvested options or warrants will be accelerated and fully-vested in connection with or prior to the Liquidity Event), but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)　　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates

representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by

respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Banaia, Inc., a Delaware Corporation

By: _____
Name: Himanshu Agarwal
Title: Chief Executive Officer
Address: 1010 Wilshire Boulevard Ste 1800, Los Angeles, CA 90017
Email: manshu@ponderapp.co

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [_____] between Banaia, Inc., a Delaware corporation (the "***Company***") and [_____] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1.   **Grant of Irrevocable Proxy**.

   (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

(a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. Assignment.

(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR:　　　　　　　　　　　**INTERMEDIARY:**
By:　　　　　　　　　　　　　　　　By:
Name:　　　　　　　　　　　　　　　Name:
　　　　　　　　　　　　　　　　　　　　　COO, OpenDeal Portal LLC d/b/a Republic

Date: Date:

Exhibit

D – Video Transcript

[00:00:00] This is Ponder

[00:00:03] My name is Manshu Agarwal. I'm the founder and CEO of Ponder.

[00:00:07] Ponder is a platform for gamified referrals.

[00:00:10] We're trying to make the act of referring for jobs for business even for dating purposes -.

[00:00:15] We're trying to make it into a fun game and those people that successful we refer you earn money doing so.

[00:00:22] We started with getting people to refer other people we weren't sure how would it work.

[00:00:27] So we launched a year ago and then we exploded.

[00:00:31] It grew to over 80000 users with active users coming back every day.

[00:00:37] Our match rate is 28 percent which is six times that of standard dating apps.

[00:00:41] We've crossed 100000 downloads and got Joe Abrams co-founder of MySpace.

[00:00:47] And Michael Egan CEO of Jdate to invest in us.

[00:00:50] And now you can too. Let me show you how it works.

[00:00:54] You drag and drop profiles over each other.

[00:00:56] They could be friends they could be strangers.

[00:00:59] If the two people like each other you win $10.

[00:01:01] And if they get married you win a $1000.

[00:01:04] A friend of mine Caroline she'd always try to match me up with friends of hers.

[00:01:09] These are always great dates she'd say meet this person meet that person but they were limited in number.

[00:01:16] So I thought how can I create a platform that could scale that out.

[00:01:19] So matchmakers like Caroline could matchmake more and then singles like me could have more quality dates.

[00:01:25] Now that people like Caroline and get rewarded for dating referrals

[00:01:29] I want to make it worthwhile for people to be rewarded for job referrals.

[00:01:34] I have a really good friend Mario who knew the hiring manager of the company that I wanted to work at.

[00:01:40] Through Mario he made the introduction and got hired.

[00:01:44] That's when I recognized the POWER O F A REFERRAL.

[00:01:48] So we partnered with recruiter.com

[00:01:50] To create the world's biggest job referrals platform.

[00:01:53] We can now post over 5000 jobs per week.

[00:01:56] So you can either get a job or refer someone.

[00:01:59] If they get that job you earn $1500.

[00:02:04] I bet Linkedin never did that for you.

[00:02:06] Our vision is to make Ponder a social network powered by people we trust.

[00:02:12] To bring us jobs dates doctors babysitters - anywhere where social proof is valuable.

[00:02:18] Imagine how powerful that would be.

[00:02:21] Many others have already prescribed to this vision.

[00:02:24] Ponder raised $1.6 million in it's seed round from over 40 investors.

[00:02:29] Including from Wilson Sonsini the premier law firm in the tech industry.

[00:02:33] And we appear in the premiere of Meet the Drapers, the Sony TV show led by the famous venture capitalist Tim Draper.

[00:02:40] Be a part of our equity crowd campaign on Republic.

[00:02:44] Join the human referral movement.

[00:02:45] For just $100 you can own a piece of Ponder.

[00:02:48] Now that's a great referral.

[00:02:51] Invest now before we sell out and help Ponder change the game on referrals